O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

April 29, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Children’s Place, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A dated April 23rd, 2015 by Macellum Capital Management LLC et al.
File Number: 000-23071

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 28, 2015 (the “Staff Letter”), with regard to the above-referenced Preliminary Proxy Statement filed by Macellum Capital Management, LLC and the other members of Shareholders for Change at The Children’s Place on April 23, 2015 (the “Proxy Statement”) with respect to The Children’s Place, Inc. (“The Children’s Place” or the “Company”).  We have reviewed the Staff Letter with our clients and provide the following responses on their behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A filing made on April 23, 2015

Letter to Stockholders

1.
Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, this statement appears at the bottom of the cover letter to stockholders as distinguished from the preliminary proxy statement itself as defined at Rule 14a-101. Please revise or advise.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 1 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 29, 2015

2.
Please provide us with support for the assertions that the participants attempted “to work constructively with the Company” and that “the Company advanced the date of the Annual Meeting.” Alternatively, please delete the assertions.

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove reference to the statement that “the Company advanced the date of the Annual Meeting.”  Please see the cover letter of the Proxy Statement.  With respect to the participants’ attempt “to work constructively with the Company,” we advise on a supplemental basis that certain representatives of Barington and Macellum engaged in numerous discussions with the Company regarding their desire to work constructively with the Company to reach a mutually agreeable resolution and requested on several occasions to meet with Chairman Norman S. Matthews to no avail.

We respectfully refer the Staff to the Background to the Solicitation section appearing on pages 4-5 of the Proxy Statement demonstrating Barington’s and Macellum’s various attempts to work constructively with the Company.  We note that in addition to the numerous discussions among representatives of Macellum, Barington and the Company regarding their ideas and concerns with respect to the Company generally, including its industry, strategy and performance, from June 2014 through March 2015, the following events demonstrate the specific instances in which Board composition was discussed among the parties as well as Barington’s and Macellum’s various requests to meet with Chairman Matthews in an effort to reach a mutually agreeable resolution:

•
On March 22, 2015, James A. Mitarotonda, a representative of Barington, and Joseph Gromek, a member of the Company’s Board, engaged in telephonic discussions during which they discussed the Company and Board composition, among other things.  Mr. Mitarotonda stated that he preferred to work constructively with the Company and did not intend to engage in a proxy contest.

•
On March 24, 2015, Mr. Mitarotonda contacted Mr. Gromek to request a meeting with Mr. Matthews or other representatives of the Company to further discuss the Company.  Mr. Gromek recommended that he contact either the Company’s management or Mr. Matthews.

•	On March 31, 2015, Mr. Duskin called Mr. Matthews and left him a message requesting a phone call with Mr. Matthews.

•	On April 1, 2015, Mr. Duskin emailed Mr. Matthews following up on his March 31st request to set up a phone call with Mr. Matthews, which was subsequently scheduled for April 6, 2015.

•
On April 6, 2015, Messrs. Mitarotonda and Duskin had a telephone conversation with Mr. Matthews during which they discussed Board composition generally and the addition of representatives of Macellum and Barington to the Board.  Mr. Matthews indicated that he would discuss this proposal with the Board.

•	On April 7, 2015, Mr. Matthews emailed Mr. Duskin requesting a phone call with Mr. Duskin to be scheduled for April 9, 2015.

•
On April 9, 2015, Messrs. Mitarotonda and Duskin had a telephone conversation with Mr. Matthews during which Messrs. Mitarotonda and Duskin were informed by Mr. Matthews that the Board had rejected their request for Board representation.  Messrs. Mitarotonda and Duskin informed Mr. Matthews that in order to preserve their rights, they would deliver a nomination letter to the Company by the April 10, 2015 nomination deadline.  However, Messrs. Mitarotonda and Duskin also requested an opportunity to engage in further discussions as soon as possible in hopes of reaching a mutually agreeable arrangement with the Company.  Mr. Matthews then agreed to a meeting with Messrs. Mitarotonda and Duskin upon his return from vacation in two (2) weeks.  To date, Mr. Matthews has not contacted Messrs. Mitarotonda or Duskin to arrange a meeting.

April 29, 2015

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 2

3.
We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

We acknowledge the Staff’s comment and hereby advise that the participants do not currently intend to rely upon Rule 14a-16 to distribute the Proxy Statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f).  We respectfully refer the Staff to the cover letter of the Proxy Statement and page 1 of the Proxy Statement for the disclosure regarding the approximate date upon which the Proxy Statement is currently expected to be mailed to stockholders.

Reasons for the Solicitation, page 6

4.
Disclose the analysis in support of the belief that the registrant can more than double its earnings per share within the next three years compared to the consensus estimate for fiscal 2014 of $3.04 per share. Refer to SEC Release 34-16833 (May 23, 1980).

We acknowledge the Staff’s comment and have revised the Proxy Statement to (i) provide the applicable support with respect to our analysis and (ii) update our comparison to the “Company’s actual results for fiscal 2014 of $3.05 per share.”  Please see page 6 of the Proxy Statement.

5.
Disclose the factual bases in support of the following two assertions regarding the registrant: “is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 than it did in the fourth quarter of 2010;” and “the Company’s poor inventory management is costing the Company an estimated additional $65 to $75 million of working capital.”

We acknowledge the Staff’s comment and supplementally provide the Staff with the following factual bases in support of these statements, which are reproduced below:

(1) ". . . is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 than it did in the fourth quarter of 2010.”

The Company reported inventory of $206.2 million as of January 30, 2010.  As of January 31, 2015, inventory was $297.6 million, representing a 44% increase.  The Company reported sales of $462.8 million in the fourth quarter ended January 30, 2010.  Sales in the fourth quarter ended January 31, 2015 were $479.2 million, which we view to be a comparable sales level as the increase was only 3.5%.

(2) “. . . the Company’s poor inventory management is costing the Company an estimated additional $65 to $75 million of working capital.”

 We calculated that if the Company were to achieve 4.9x inventory turnover as it did in 2010, the current inventory level would be $232.5 million (cost of sales for 2014 of $1.139 billion divided by 4.9 equals $232.5 million).  The difference between $232.5 million and the latest reported inventory of $297.6 million is $65.2 million.  We also calculated that if the Company were to achieve 12.3% inventory as a percentage of sales as it did in 2010, the Company’s inventory level would be $217.0 million.  The difference between $217.0 million and the latest reported inventory of $297.6 million is $80.7 million.  We chose a range of $65 to $75 million to be conservative.

April 29, 2015

6.
Given the number of retail store closures completed by the registrant since 2010, and plan to close additional stores through 2017, please advise us how the registrant was “accelerating store growth.” In addition, please provide us with support for the statement that many retailers were migrating sales operations to the internet of stores and shrinking “footprints.”

We acknowledge the Staff’s comment and respectfully refer the Staff to our disclosure on page 8 of the Proxy Statement  where we state that The Children’s Place was “accelerating store growth” as evidenced by the Company’s (i) expansion of its store footprint from 947 stores in January 2010 to 1,097 stores in January 2015 (as evidenced by the chart below) and (ii) initiation of a plan to grow to 1,250 - 1,300 stores as recently as two years ago as disclosed in the Company’s November 15, 2012 investor conference call.  We supplementally advise the Staff that on this investor conference call, Ms. Elfers stated the following: “…we completed an extensive market analysis in the first quarter of 2012, which indicated a fleet potential of 1,250 to 1,300 stores in North America.” We note that this total represents an 18-22% growth over the existing fleet at that time.  While there is no timetable associated with the fleet potential, it’s measured over a reasonable horizon of 3-4 years that would imply an acceleration from the 2012 annual rate.  We also note that the three years prior to the Company’s fleet analysis displays this acceleration in stores.

Further, we note that a mere seven months later in June of 2013, the then Chief Financial Officer of the Company, Mr. Michael Scarpa, updated investors that “…we have made the decision to close approximately 100 underperforming stores through 2016 including 45 this year” which supports our belief that the Company has made poor capital allocations decisions in and around 2010 while the Company was expanding.

With respect to the statement that “many retailers appear to have been working to shrink their North American store footprints and migrate sales to the internet,” please note that we have revised the Proxy Statement to remove reference to migrating sales to the internet.  See page 8 of the Proxy Statement.  In addition, we supplementally provide the Staff with the following chart evidencing various retailers shrinking their stores at their applicable divisions.

April 29, 2015

7.
Refer to the following statement: “We find it remarkable that Ms. Elfers’ total compensation over the last three years was $42.6 million, which, for comparison, was $12.7 million, or 43%, greater than that of the CEO of Carter’s, Inc...” Revise to disclose, if true, that the $42.6 million cited covers a four year period, not a three year period. In addition, please include qualifying disclosure that explains, if true, that the participants’ quoted return assumes a calendar year and not a fiscal year as the relevant benchmark for time horizon.

We acknowledge the Staff’s comment and have revised the Proxy Statement to correctly state that Ms. Elfers’ total compensation of $42.6 million covers a four year period and to provide clarification that the total shareholder return figures reported therein reflect calendar years.  Please see page 9 of the Proxy Statement.

Election of Directors, page 11

8.
Notwithstanding the disclosure that the successful election of the participants’ nominees to the Board will not result in a change to the majority of the Board of Directors, please revise to state the limitations upon the nominees, if elected, to effectuate future Board action.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 11 of the Proxy Statement.

9.
We noticed that one of the participants’ nominees, Mr. Johnson, serves as a director of Tilly’s, Inc. Given that Tilly’s is one of the registrant’s competitors, advise us whether a potential conflict of interest exists and should be disclosed pursuant to Item 5(b)(1) of Schedule 14A. In addition, advise us, with a view toward revised disclosure, whether Mr. Johnson’s service to Tilly’s, in combination with a successful election to the registrant’s Board of Directors, could result in a potential violation of Section 8 of the Clayton Act.

We acknowledge the Staff’s comment and supplementally advise that we do not believe a potential conflict of interest exists that would be required to be disclosed pursuant to Item 5(b)(1) of Schedule 14A as a result of Mr. Johnson’s service on the Board of Directors of Tilly’s Inc. (“Tilly’s”).  Further, we do not believe that Mr. Johnson’s service on Tilly’s Board, in combination with a successful election to the Company’s Board, would result in a potential violation of Section 8 of the Clayton Act because we do not believe that Tilly’s is a competitor of the Company for the reasons set forth below.

First, each of the Company and Tilly’s target different markets, namely, “[t]he children's apparel, footwear and accessories retail markets” and “[t]he teenage and young adult retail apparel, accessories and footwear industry,” respectively, as disclosed in their most recent 10-Ks.  Second, neither The Children’s Place nor Tilly’s is referenced as a competitor in their respective competition sections of their most recent 10-Ks.  We note, for example, that the Company lists Target Corporation, GapKids, babyGap and Old Navy (each of which is a division of The Gap, Inc.), The Gymboree Corporation, Justice (a division of The Ascena Retail Group, Inc.), Carter's, Inc., J.C. Penney Company, Inc., Kohl's Corporation and Walmart Stores, Inc. as its primary competitors.  Tilly’s, on the other hand, lists Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., The Buckle, Inc., Forever 21, Inc., Hot Topic, Inc., Pacific Sunwear of California, Inc., Urban Outfitters, Inc., and Zumiez, Inc. as its competitors.  Further, Tilly’s specifically states that it competes with “other teenage-focused retailers” as opposed to the children’s retail market, which the Company services.

April 29, 2015

10.
We noticed the disclosure that indicates the shares of common stock represented by the proxy card will be voted for substitute nominees contingent upon a named nominee being unable to serve and other conditions being satisfied. To the extent that any substitute nominees would need to be identified in a notice given to the issuer in order to satisfy its advanced notice requirement, and such deadline has passed, please revise the disclosure to remove the implication the voting for substitute nominees is a viable option.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement and the Proxy Card.

11.
Participation in a group, as regulated under Section 13(d)(3), alone and without more, does not result in a group member being deemed to beneficially own another group member’s shares. To the contrary, Rule 13d-5(b) of Regulation 13D-G operates to deem a group to have acquired the beneficial ownership of each of its members. Please revise to disclose the basis for one group member potentially being deemed to own another group member’s shares, as stated on page 12, or delete the reference, including the disclaimer.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see pages 12 and 18 of the Proxy Statement.

Solicitation of Proxies, page 17

12.
Item 4(b) of Schedule 14A requires disclosure of costs “in connection with the solicitation.” Instruction 1 to this requirement indicates that such costs include “fees for attorneys.. .and other costs incidental to the solicitation.” Advise us, with a view towards disclosure, whether the legal and attorney fees being paid have been included within the estimated costs associated with this solicitation and the extent to which such all other costs specified in the item and instruction have been or will be disclosed. At present, the disclosure implies that only a narrow description of solicitation costs have been disclosed.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 17 of the Proxy Statement.  In addition, we advise on a supplemental basis that the legal and attorney fees being paid have been included within the estimated costs associated with this solicitation as well as the other costs incidental to this solicitation.

Additional Participant Information, page 17

13.
The disclosure indicates that the members of Shareholders for Change at the registrant are participants in the solicitation. Please revise to specify the identities of such members.  Refer to Item 4(b)(1) of Schedule 14A.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 17 of the Proxy Statement.

April 29, 2015

Incorporation by Reference, page 20

14.
We noticed the participants’ statement that they have omitted certain disclosures required by law otherwise included in the registrant’s proxy statement. Please revise to provide a clearer and unambiguous reference to the fact that the participants will by relying upon the issuer’s proxy statement to communicate certain information the participants are otherwise required to disclose, and specify the exact information to be referenced. Refer to Rule 14a-5(c).

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see page 20 of the Proxy Statement.

Form of Proxy

15.
We noticed the disclosures relating to the fact that an executed proxy specifically empowers the proxy holders to vote in their discretion on “any other matters that may properly come before the Annual Meeting.” Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c)(3) as done on page 20.

We acknowledge the Staff’s comment and have revised the Proxy Statement accordingly. Please see the Proxy Card.

*            *            *            *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:	Jonathan Duskin, Macellum Capital Management, LLC
James A. Mitarotonda, Barington Capital Group, L.P.

April 29, 2015

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 28, 2015 (the “Staff Letter”) relating to the Preliminary Proxy Statement filed by the undersigned on April 23, 2015 and related additional soliciting materials (the “Filings”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGES]

April 29, 2015

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and Chief Executive Officer

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and Chief Executive Officer

/s/ James A. Mitarotonda
James A. Mitarotonda

HILCO, INC.

By:	/s/ Jeffery B. Hecktman
Name: Jeffery B. Hecktman
Title: Chief Executive Officer

April 29, 2015

MACELLUM CAPITAL MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name: Jonathan Duskin
Title: Chief Executive Officer

MACELLUM SPV II, LP
By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name: Jonathan Duskin
Title: Sole Member

MACELLUM ADVISORS GP, LLC

By:	/s/ Jonathan Duskin
Name: Jonathan Duskin
Title: Sole Member

MCM MANAGERS, LLC
By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name: Jonathan Duskin
Title: Managing Member

MCM MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name: Jonathan Duskin
Title: Managing Member

/s/ Jonathan Duskin
Jonathan Duskin

/s/ Seth R. Johnson
Seth R. Johnson

/s/ Robert L. Mettler
Robert L. Mettler